UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Wavecom S.A.
(Name of Subject Company (Issuer))

Gemalto S.A.
a subsidiary of Gemalto N.V.
(Names of Filing Persons (Offeror))

Shares, nominal value of €1.00 per Share
and
American Depositary Shares evidenced by American Depositary Receipts, each representing one Share
(Title of Class of Securities)

943531103
(CUSIP Number of Class of Securities)

Christophe Pagezy
Gemalto S.A.
6 rue de la Verrerie
92197 Meudon Cedex, France
+33 1 55 01 50 00
Copy to:

Laurent Faugérolas Stéphane Sabatier Willkie Farr & Gallagher LLP 21-23 rue de la Ville l’Evêque Paris 75008, France +33 1 53 43 45 00	Jon J. Lyman Willkie Farr & Gallagher LLP One Angel Court London EC2R 7HJ, England +44 20 7696 5454
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not applicable(1)	Not applicable(1)
(1)	In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.
EXHIBIT INDEX
EX-99.A.5.D: Gemalto Press Release
EX-99.A.5.E: Conference Call Transcript

This Tender Offer Statement on Schedule TO is being filed by Gemalto S.A. pursuant to General Instruction D to Schedule TO.
Item 12. Exhibits.

Exhibit	Description
99(a)(5)(A)	Gemalto press release, dated October 6, 2008*
99(a)(5)(B)	Gemalto press release, dated October 6, 2008*
99(a)(5)(C)	Slide show presentation*
99(a)(5)(D)	Gemalto press release, dated October 6, 2008
99(a)(5)(E)	Conference call transcript

*	Previously filed

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99(a)(5)(A)	Gemalto press release, dated October 6, 2008*
99(a)(5)(B)	Gemalto press release, dated October 6, 2008*
99(a)(5)(C)	Slide show presentation*
99(a)(5)(D)	Gemalto press release, dated October 6, 2008
99(a)(5)(E)	Conference call transcript

*	Previously filed